Exhibit 99.1

E-Home Household Service Holdings Limited Completes Acquisition of Majority Ownership of Zhongrun (Fujian) Pharmaceutical Co., Ltd.

FUZHOU, China, July 22, 2022 (GLOBE NEWSWIRE) -- E-Home Household Service Holdings Limited (Nasdaq: EJH) (the "Company" or "E-Home"), a provider of integrated household services in China, today announced that via its wholly-owned Hong Kong subsidiary E-Home Household Service Holdings Limited (“ Hong Kong E-Home”), the Company has completed the acquisition of majority ownership of Zhongrun (Fujian) Pharmaceutical Co., Ltd. (“Zhongrun”), a leading medicine and personal care products operator in China.

Pursuant to the Agreement, Hong Kong E-Home will acquire 55% of equity interests in Zhongrun. Upon completion of the transaction, Hong Kong E-Home has the right to appoint at two-thirds of members of the board of directors of Zhongrun, including its executive director.

Founded in 2017 with RMB 100 million registered capital, Zhongrun operates as a drug wholesaler and logistics distributor specializing in all kinds of traditional (patent) Chinese medicines, antibiotics, dietary supplements and medical devices.

Mr. Wenshan Xie, Chairman and CEO of E-Home, commented: “This is a big moment for our Company and Zhongrun. Zhongrun has already established itself as one of the top medicine distributors in China with a loyal customer base. We couldn't be more excited to bring them into our portfolio of world-class household service ecosystem. We look forward to improving upon Zhongrun’s already strong results and expand our extensive and exclusive household services and other benefits to our customers and shareholders. It also represents E-Home's official entry into the pharmaceutical and health industry, which is currently under a strong development trend. We believe that our participation and integration with Zhongrun will bring better performance and development for E-Home in the short future.”

About E-Home Household Service Holdings Limited

Established in 2014, E-Home Household Service Holdings Limited is a Nasdaq-listed household service company based in Fuzhou, China. The Company, through its website and WeChat platform "e家快服", provides integrated household services, including 1) installation and maintenance of home appliances and smart homes; 2) Housekeeping, nanny, sister-in-law and cleaning services; 3) Internet elderly care + home-based elderly care; 4) Hospital care; 5) Nanny delivery platform.

After years of development, the Company has formed two main services and four auxiliary services targeting at individual consumers (ToC) and business clients (ToB). 1) The ToC business focuses on nanny, sister-in-law, home-based elderly care and cleaning, and family comprehensive service supplemented by other housekeeping services. At present, it has successfully connected with metaverse technology to realize metaverse-based customer service as well as training of domestic workers. The ToB business focuses on public cleaning and cleaning robotic equipment. Four auxiliary services include 1) docking and application of metaverse technology to housekeeping and cleaning industries; 2) online and offline sales of medicine and health food (including nannies and nursing workers); 3) training on nannies and nursing workers to engage in health care in physical stores; 4) human resources (flexible employment).

E-Home has become a modern enterprise of comprehensive service for family life. The Company always adheres to the business philosophy of "solving every issue of customers with heart", and to the code of conduct of "doing everything well with heart". The Company aims to set the benchmark of the household service industry. For more information, visit the Company's website at http://www.ej111.com/ir.html.

Forward-Looking Statement

All statements other than statements of historical fact in this announcement are forward-looking statements in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions are intended to identify such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to consider risk factors, including those described in the Company's filings with the SEC, that may affect the Company's future results. All forward-looking statements attributable to the Company and its subsidiaries or persons acting on their behalf are expressly qualified in their entirety by these risk factors.

For more information, please contact:

Chunming Xie

Investor Relations

Email: xcm@ej111.com

Phone: +86 15359908086

Janice Wang

EverGreen Consulting Inc.

Email: IR@changqingconsulting.com

Phone: +1 571-464-9470 (from U.S.)

+86 13811768559 (from China)